INVEST IN **THE PLAYBOOK OF JOHNNY**

A Sports Drama infused with Romance and a Dash of Theology


Film • 4.17
FROM THE PLAYBOOK OF JOHNNY
BAYVIEW PRODUCTIONS
ANNO DOMINI MMXXV

playbookofjohnny.com Houston, TX

Highlights

1. In a very short time, we assembled a great team to bring this excellent screenplay to life on film.
2. Making our superb promotional teaser videos shows we are serious about completing the movie.
3. I feel certain the combination sports drama, young romance, and dash of theology will intrigue.
4. This project may be a movie moonshot mission, but we are strapped in and ready for liftoff!

Featured Investor



Annapurni B Teague
Syndicate Lead

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Invested $50,000

I am retired Physician with regular income and have special interest in diversifying my investment in entertainment industry

"I'm proud to support Bill as he takes the exciting next steps toward bringing his vision, From The Playbook of Johnny, to the screen. I've watched him dedicate an extraordinary amount of time and effort into developing the screenplay—putting in the long hours, doing the deep research, and thoughtfully shaping a story that is both timely and emotionally resonant. What stands out to me is how Bill has approached this project not only as a writer, but also as a strategist. He's done extensive market research to evaluate the potential reach and success of the film, and the results are compelling. The script deals with relevant, relatable themes and features authentic characters that audiences will immediately connect with. It's the kind of story that can spark real conversations and generate excitement in today's market. Though the film is still in the fundraising stage, I have no doubt that From The Playbook of Johnny has the potential to make a meaningful impact once it's made. That's why I've chosen to invest in this project—and I'm genuinely thrilled to be part of helping bring this vision to life. I believe in the story, I believe in the team behind it, and I believe this film is going to be something special."

Our Founder



William A. Cooke Founder of Bayview Productions, Screenwriter and Producer

Successful businessman, investor, and entrepreneur.

A heartfelt sports drama about, football, faith, and finding true purpose beyond the field.

...romance lovers, and faith-**friendly** communities.

A coming-of-age sports drama set from small-town Texas to the University of Texas that speaks to massive built-in audiences including football fans, romance lovers and faith-forward communities. The screenplay is complete, teasers are shot, and the project is in pre-production.





THE STORY

Johnny Jett has worshipped two things since childhood: the game of football and his hero, Tim Tebow. Growing up in Conway, Texas, Johnny dreams of replicating Tebow's path as a star quarterback and Christian evangelist. But dreams forged in Friday night lights face harsh tests under the glare of college expectations, conflicting mentors, romantic temptations, and the weight of living out his authentic faith in a world that often demands compromise.

From small-town high school fields to the pressures of Tyler Christian and eventually the powerhouse program at the University of Texas, Johnny's journey becomes a crucible.

Clashing with coaches who value winning over character, navigating complex relationships with young women, and challenging college professors who question his convictions, Johnny must decide what kind of man, and leader, he wants to become.

This is a hero's journey wrapped in shoulder pads, where the hardest opponent isn't across the line of scrimmage but in the mirror.

TEASER REELS

Here are some exciting teaser reels we produced based on the script to represent the look, feel, tone, type of actors, and settings of the movie we plan to film and create. These are not official actors, scenes, or actual clips from the movie.


F
From The Playbook Of Johnny | Official Trailer- Faith & Foo...
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From The Playbook Of Johnny | Official Teaser - Love
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From The Playbook Of Johnny | Official Teaser - Temptation
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From The Playbook Of Johnny | Official Trailer- Faith & Foo...
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SIMILAR MOVIES


FROM THE PRODUCER OF "8 MILE"
FRIDAY NIGHT LIGHTS
10-08-04
THE BLIND SIDE


Box Office: $63M
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AMERICAN UNDERDOG
Box Office: $27M
I CAN ONLY IMAGINE
Box Office: $86M
CONCLAVE
Box Office: $128M

OUR AUDIENCES



Football Fans

Sports films ***consistently perform.*** From *Friday Night Lights* to *The Blind Side* to *American Underdog*, audiences crave authentic athletic stories that capture the intensity, sacrifice, and triumph of the game.



Faith-Friendly Communities

Faith-friendly films have proven box office power (*I Can Only Imagine*: $86M, *Jesus Revolution*: $52M, *Sound of Freedom*: $250M+). Church groups, youth ministries, and Christian organizations actively seek uplifting, family-friendly content and mobilize their communities.



Spiritual, Not Religious, Agnostic & Everything in Between

Johnny's story includes a complicated journey of self-discovery questioning his values and his beliefs to find his true north.



Romance & Coming-of-Age

Johnny's emotional journey includes compelling relationship arcs that will resonate with audiences young and old seeking heartfelt, values-driven storytelling that is timeless.

TALENT

Our dream talent roster below is representative of the types of actors and personalities we want to engage for roles in the movie. The more money we raise, the more high profile actors we can invite and engage to join the movie project.

Note: while this is our dream talent roster, these actors specifically have not signed on for the film. This is purely an example of the type of talent we hope to attract.

Johnny Jett



Alex Sampson is known for Alex Sampson: All That We Could Have Been (2019), Alex Sampson: Play Pretend (2020) and Alex Sampson: Let There Be Light (2020).



Pastor Anderson



Jon Hamm is an American actor and producer from St. Louis, Missouri who is known for playing Don Draper in Mad Men. He also played Mister Sinister in a deleted scene of The New Mutants and Legion, Brogan from Shrek Forever After, and other films and shows including Sucker Punch, Million Dollar Arm, Black Mirror and Good Omens.

Professor Sherman



Matt Czuchry is an American Actor and Producer known for his work on The Resident (2018), The Good Wife (2009) and Gilmore Girls (2000).

PRODUCTION TEAM



Bill Cooke
Screenwritier & Executive Producer

"Hi everyone, I'm Bill Cooke, the screenwriter and producer of the upcoming movie "From the Playbook of Johnny." I'd like to take a moment to share what makes this movie project truly special and why I believe it's a film worthy your support.

Before diving into the story, let me share a bit about myself. In addition to being a screenwriter and producer, I'm a retired dentist, a businessman, and a private aircraft pilot. Like the main character, Johnny Jett, I grew up playing quarterback during my junior high and high school days. Roger Staubach, who played college football for the Navy Midshipmen, was my hero and I wanted to be just like him. I also played three years of college football at Rice University and coached my sons in youth sports. And it was courses from the Rice University Department of Religion that provided my first introduction to critical studies of the Bible's New Testament.

This film is deeply personal to me, inspired by my own life experiences, and the invaluable lessons I've learned from the many mentors who have guided me along the way. All the characters in the story, however, are purely fictional. And lastly, I want to make it clear that the storyline is not an attempt to alter, change, or modify anyone's personal religious beliefs. There is no proselytizing."



Franco Sama
Executive Producer

Independent feature film producer Franco Sama brings over two decades of experience in independent film development, production, and financing to the Johnny team. Based out of Hollywood, California, Sama has Executive Produced and produced/co-produced an impressive array of over thirty (30) independent feature films, including, most notably, the hilariously dark comedy, "Guns, Girls and Gambling," starring Gary Oldman, Christian Slater, and Dane Cook, which acquired distribution from Universal Home Entertainment. In addition to being a long-standing member of the Producers Guild of America (PGA), Sama is an equity owner/partner for the Sydney, Australia based company, Greenlight Entertainment Group

INVESTOR PERKS

*The investment levels are additive so you receive all perks for your level and below.


Backer Level $250+
Signed Limited Edition Movie Poster
Fan Level $1000+
Exclusive Investor T-shirt
Booster Level $5,000+
Coffee Mug & Zoom Call w/ Available Talent
Sideline Pass Level $10,000+
Priority Role as "Extra" if Needed

Locker Room Level $25,000+

Invitation to 1 Day on Set & Meet Cast

Team Captain Level $50,000+

Attend Wrap party +
Community Associate Producer Credit

Boosters Circle Level $100,000+

Co-Executive Producer Credit

Executive Huddle Level $250,000+

Executive Producer Credit

THE OPPORTUNITY

Make the Movie You Want to See



Investment Model

We're not just making a film, we're building a movement. By inviting investors to this project, we:

1. **Maintain creative control** and authentic storytelling vision
2. **Generate grassroots marketing** from day one through investor advocacy
3. **Build sustainable financing** independent of traditional studio constraints
4. **Create long-term value** through ancillary rights (soundtrack, merchandise, sequel potential)

This model has been successfully employed by independent productions that became cultural phenomena by turning their audience into stakeholders and evangelists.

Budget & Timeline

Budget: 4M (moderate Indie-level with strong production value)

Production Timeline: 6-week shoot, Fall 2026

Locations: Southern U.S. (Texas or Louisiana for tax incentives)

DISTRIBUTION STRATEGY

Theatrical + Streaming Hybrid

1. Targeted theatrical release through faith-based and regional cinema circuits
2. Day-and-date or windowed streaming via platforms actively seeking family-friendly content (Amazon Prime, Netflix, Angel Studios model)

Netflix, Angel Studios model)

3. International sales potential in markets with strong Christian and sports film audiences

Community Engagement

1. Community events and partnerships
2. College campus tours and athletic department collaborations
3. Social media campaigns leveraging football season and faith influencer networks

JOIN THE TEAM

The Playbook of Johnny is more than a sports movie. It's a story about the courage to live authentically when the world asks you to choose between your gifts and your convictions. It's about young people finding their voice. It's about mentorship, sacrifice, and discovering that true leadership isn't measured in touchdowns but in character.

This film will inspire conversations in living rooms, locker rooms, and youth groups across America. It will remind audiences why we fall in love with sports in the first place. Not just for the competition, but for the stories of human struggle and triumph they reveal.

We're assembling a roster of investors who believe in the power of story to inspire, challenge, and unite. Who understand that independent film is both art and enterprise. Who want to be part of something that will resonate long after the credits roll.

The play is called.

The clock is running.

Let's take the field together.

Downloads

Analysis - The Playbook of Johnny.pdf

Playbook of Johnny Investor Deck.pdf